[redacted]

UNITED
SECURITIES AND E
09040541
Washington, D.C. 20549

SEC Mail Processing Section
MAR 31 2009
Washington, DC
105

AB 4/2

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 67719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/19/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collective Financial Svcs.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

58 Boston Street, suite 2
(No. and Street)

Guilford (City) CT (State) 06437 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth E Cook 203 458 5220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kostin, Ruffkess & Co., LLC (Jason D. Newman)
(Name – *if individual, state last, first, middle name*)

76 Batterson Park Rd. (Address) Farmington (City) CT (State) 06032-2587 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth D. Eden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Collective Financial Services, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(none)

Signature

Principal / FINOP

Title

Notary Public

My Commission Expires 5/31/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLLECTIVE FINANCIAL SERVICES, LLC
Reconciliation to Computation of Net Capital
For The Year Ended December 31, 2008

1	**Nonallowable assets:**		
	Nonallowable assets as reported in Part II A of Form X-17a-5 as of December 31, 2008, as originally filed		
	Prepaid expenses	$	10,049
	Audit adjustments to properly reflect prepaid expenses (insurance, licensing, and taxes)		(343)
	Nonallowable assets from the statement of financial condition and as reported in Part II A of Form X-17-a-5 as of December 31, 2008, in amended filing	$	9,706
2	**Net capital reconciliations:**		
	Net capital as reported in Part II A of Form X-17a-5 as of December 31, 2008, as originally filed	$	8,769
	Audit adjustments to accrue December 2008 expenses related to rent and compliance professional fees		(6,064)
	Net capital as reported in Part II A of Form X-17a-5 as of December 31, 2008, in amended filing	$	2,705

All audit adjustments were made to the amended FOCUS filing.